[redacted]

SECURITIES ᴵN

W

12012524

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C. SECTION
196

BD 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-25065

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PLANMEMBER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Kemble, Chief Financial Officer — (805) 684-1199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	CA	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 4/3

PLANMEMBER SECURITIES CORPORATION

(SEC I.D. No. 8-25065)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
PlanMember Securities Corporation
Carpinteria, California

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PlanMember Securities Corporation at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
CASH AND CASH EQUIVALENTS (Note 2)	$ 2,473,473
CASH SEGREGATED FOR THE BENEFIT OF CUSTOMERS (Note 2)	3,839,237
ACCOUNTS RECEIVABLE:	
Commissions and advisory fees receivable	6,203,539
Administrative fees and other receivables	264,147
Due from affiliate (Note 3)	352,217
Total accounts receivable	6,819,903
OTHER ASSETS	94,382
TOTAL	$13,226,995
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 3,696,035
Payable to customers	3,839,237
Income taxes payable to Parent (Note 4)	395,551
Total liabilities	7,930,823
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — 2,000 shares authorized; 1,000 shares issued and outstanding	10
Paid-in capital — in excess of par value	1,586,534
Retained earnings	3,709,628
Total stockholder's equity	5,296,172
TOTAL	$13,226,995

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

PlanMember Securities Corporation (the "Company"), a wholly owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a California corporation registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. All equity securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. Advisory fees are earned by providing managed portfolio asset allocation services. Administrative fees are received for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation (PSC), a wholly owned subsidiary of the Parent (see Note 3). In return for such services, the Company remitted approximately 93% of its operating income to PSC.

The Parent experienced a reduction in liquidity in 2008 primarily due to net losses from the significant downturn in equity markets which began in late 2007. Notwithstanding, the Company has experienced increases in assets under management for the years ended December 31, 2011, and December 31, 2010. These increases were largely driven by a significant recovery in global equity markets as well as the Parent's acquisition of Scarborough Alliance Corporation in late 2010. As a result of these increases, the Company believes that it will continue to generate sufficient cash to meet its operational needs for the foreseeable future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared either through independent clearing agents on a fully disclosed basis or through a designated bank account for the exclusive benefit of its customers. Revenues and expenses related to customers' securities transactions are recorded on a trade-date basis.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Cash Segregated for the Benefit of Customers — As of December 31, 2011, cash of $3,839,237 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC.

Off-Balance-Sheet Credit Risk — In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various mutual funds. These activities may expose the Company to off-balance-sheet risk in the event that the customer is unable to fulfill its contracted obligations.

Fair Value of Financial Instruments — The Company's financial instruments are carried at estimated fair value. Cash, receivables, and payables are short term in nature and are carried at cost or cost plus accrued interest, which approximates fair value.

Revenue Recognition — Commissions, advisory, and administrative fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and for providing marketing services to mutual funds (12b-1 fees). Advisory fees are earned by providing portfolio asset allocation services. Administrative fees are received for client processing services and shareholder assistance.

3. TRANSACTIONS WITH RELATED PARTY

The Company, based on the timing of revenue collection cycles and commission payments, transfers cash to and receives cash from PSC. Pursuant to a fee-sharing agreement, the Company incurred an administrative expense of $13,055,979 from PSC, which was charged throughout the year by the Company. The administrative expense covers the use of facilities, personnel, systems, recordkeeping, and marketing services. At December 31, 2011, PSC owed the Company $352,217. Such amount is noninterest bearing and payable upon demand.

4. INCOME TAXES

The Company files a consolidated federal income tax return and a combined California franchise tax return with the Parent. The Company computes a tax provision on a separate basis. For the year ended December 31, 2011, the provision for income taxes was $395,551, which consists entirely of a current income tax provision. The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of the state income tax rate. The income tax payable is payable to PSC.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be either where the Company is organized or where the Company does business. As of and during the year ended December 31, 2011, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively. Tax years subject to examination are 2007 through 2010.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $2,076,564, which was $1,547,842 in excess of its minimum required net capital of $528,722. The Company's ratio of aggregate indebtedness to net capital was 3.82 to 1. The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible investments and activities. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through February 28, 2012, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 28, 2012

PlanMember Securities Corporation
6187 Carpinteria Avenue
Carpinteria, CA 93013

In planning and performing our audit of the financial statements of PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 28, 2012, on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

OATH OR AFFIRMATION

I, Bill Kemble, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of PlanMember Securities Corporation (the "Company"), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California,
County of Santa Barbara
Subscribed and sworn before me on this Feb 22, 2012 by William Kemble, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature

Chief Financial Officer
Title

, Kimberly C Wilkes
Notary Public

KIMBERLY C. WILKES
Commission # 1794662
Notary Public - California
Santa Barbara County
MyComm. Expires Mar 30, 2012

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 6 to Financial Statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, see Note 6 to Financial Statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A copy of the SIPC Supplemental Report (filed separately)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*